Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS

	Year ended	Year ended		Year ended		Year ended	Year ended
	December 31,	December 31,		December 31,		December 31,	December 31,
	2017	2016		2015		2014	2013
Earnings:
Pretax income before preferred shares from continuing operations	$56,049,203	$(343,321)		$12,433,855		$57,717,463	$45,636,957
Non-controlling Interest	(195,573)	(229,547)		6,627,890		965,007	—
Equity in earnings of unconsolidated subsidiaries	(38,973,116)	(5,973,088)		(2,388,038)		(4,766,980)	(949,180)
Cash income received from unconsolidated entities	49,713,376	1,869,247		2,963,499		1,163,805	—
Fixed charges	55,717,718	53,765,276		56,568,114		43,528,402	60,957,469
Total	$122,311,608	$49,088,567		$76,205,320		$98,607,697	$105,645,246

Fixed Charges:
Interest (expensed and capitalized)	$44,290,017	$45,223,899		$48,186,795		$36,729,426	$52,298,502
Amortized premiums, discounts and capitalized expenses related to indebtedness	11,387,378	8,523,738		8,343,513		6,763,854	8,629,755
Estimate of interest within rental expenses	40,323	17,639		37,806		35,122	29,212
Total	$55,717,718	$53,765,276		$56,568,114		$43,528,402	$60,957,469

Preferred stock dividend	$24,057,361	$24,091,021		$24,437,458		$17,175,869	$7,221,041

Ratio of earnings to combined fixed charges (1)	2.20	—	(2)	1.35		2.27	1.73
Ratio of earnings to combined fixed charges and preferred stock dividends (1)	1.53	—	(3)	—	(3)	1.62	1.55

(1)	The Company did not have any shares of preferred stock outstanding until June 2012 and paid its first preferred stock dividend in July 2012.

(2)	The dollar amount of the deficiency for the year ended December 31, 2016 is $4.7 million.

(3)	The dollar amount of the deficiency for the year ended December 31, 2016 and 2015 is $28.8 million and $4.8 million, respectively.